Filed by Deep Medicine Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Deep Medicine Acquisition Corp.

Commission File No.: 001-40970

TRUGOLF, INC. AND NASDAQ-LISTED SPAC DEEP MEDICINE ACQUISITION CORP. ANNOUNCE FORM S-4 REGISTRATION STATEMENT DECLARED EFFECTIVE BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AND MAILING OF DEFINITIVE PROXY STATEMENT

SALT LAKE CITY, January 12, 2024 – TruGolf, Inc. (“TruGolf”), a leading golf simulator manufacturer and distributor with headquarters in Salt Lake City, Utah, and Deep Medicine Acquisition Corp. (“DMAQ”), a publicly traded special purpose acquisition company, today announced that on December 27, 2023, that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form S-4 (as amended, the “Registration Statement”) filed with the SEC related to the previously announced business combination among TruGolf and DMAQ (the “Business Combination”). DMAQ has also filed with the SEC the definitive proxy statement for its special meeting of stockholders (the “Special Meeting”) to, among other things, approve the Business Combination, which was first announced on March 31, 2023.

“The National Golf Foundation reported an estimated 6.2 million Americans hit golf balls in a simulator within the past year, a figure that has surged by 73% in comparison to 2019,” said Lindsay Jones, TruGolf’s Chief Financial Officer. “The combination with DMAQ provides immediate access to the growth capital required to leverage this growth, while helping fuel the marketing efforts surrounding the release of our newest hardware and software, which will be in full display at the PGA Show in Orlando on January 23-26.”

The Business Combination values TruGolf at an $80 million equity value and is expected to close by the end January 2024, subject to shareholder approvals and other closing conditions that are set forth in the Registration Statement.

The entry into a definitive merger agreement was announced on March 31, 2023, and the amended and restated merger agreement (the “Merger Agreement”) was announced on July 24, 2023. The combined company is expected to be renamed TruGolf Holdings, Inc.

For additional details regarding the Business Combination, please see the sources described below under, “Important Information About the Proposed Business Combination and Where to Find It”.

Special Meeting Details

The Special Meeting will be held on January 19, 2024, at 10:00 a.m., Eastern Time virtually. You may attend the Special Meeting via live audio webcast by visiting https://web.lumiagm.com/230515088 and entering the password, dmed2023. You will need the control number that is printed on your proxy card to vote at the Special Meeting. DMAQ recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF DMAQ COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

If you have any questions or need assistance with voting, please contact DMAQ’s proxy solicitor, Advantage Proxy, Inc. (“Advantage”), at (877) 870-8565 or email Advantage at ksmith@advantageproxy.com.

About DMAQ

DMAQ is a special purpose acquisition company for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. DMAQ began trading on the Nasdaq in October 2021, and its common stock and rights are traded under the ticker symbols DMAQ and DMAQR, respectively.

About TruGolf

Since 1983, TruGolf has been passionate about driving the golf industry with innovative indoor golf solutions. TruGolf builds products that capture the spirit of golf. TruGolf’s mission is to help grow the game by attempting to make it more Available, Approachable, and Affordable through technology - because TruGolf believes Golf is for Everyone.

TruGolf’s team has built award-winning video games (“Links”), innovative hardware solutions, and an all-new e-sports platform to connect golfers around the world with E6 CONNECT. Since TruGolf’s beginning, TruGolf has continued to attempt to define and redefine what is possible with golf technology.

Important Information About the Proposed Business Combination and Where to Find It

This press release relates to a Merger Agreement and the proposed Business Combination contemplated thereby among the parties referred to above and is referred to herein as the Business Combination. A full description of the terms of the Merger Agreement and Business Combination is included in the Registration Statement, which includes a proxy statement / prospectus with respect to the solicitation of proxies for the special meeting of stockholders of DMAQ to vote on the Business Combination. The definitive proxy statement / prospectus and other relevant documents were mailed to stockholders of DMAQ as of a record date established for voting on the proposed Business Combination. DMAQ urges its investors, stockholders and other interested persons to read the proxy statement / prospectus as well as other documents filed with the SEC because these documents contain important information about DMAQ, TruGolf and the Business Combination. Stockholders will also be able to obtain a copy of the proxy statement / prospectus, and other documents filed with the SEC, without charge, by directing a request to: Deep Medicine Acquisition Corp., 595 Madison Avenue, 12th Floor, New York, NY 10017, (917) 289-2776 or on the SEC’s website at www.sec.gov.

Participants in Solicitation

DMAQ and TruGolf, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DMAQ’s stockholders in respect of the proposed Business Combination. DMAQ’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of DMAQ and TruGolf in the Business Combination set forth in the definite proxy statement / prospectus. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the definitive proxy statement / prospectus and all other relevant documents filed with the SEC in connection with the proposed Business Combination because they contain important information about the proposed Business Combination.

No Offer or Solicitation

This press release will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Forward-Looking Statements

The information in this press release contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DMAQ’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of DMAQ; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Merger Agreement following the announcement of the entry into the Merger Agreement and proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Merger Agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding TruGolf’s industry and market size, (viii) financial condition and performance of TruGolf, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of DMAQ’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of TruGolf, and (ix) those factors discussed in DMAQ’s filings with the SEC and contained in the definitive proxy statement / prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the definitive proxy statement / prospectus and other documents to be filed by DMAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TruGolf and DMAQ may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. Neither of TruGolf or DMAQ gives any assurance that TruGolf or DMAQ, or the combined company, will achieve its expectations.

Contact:

Deep Medicine Acquisition Corp.

Humphrey Polanen, Chief Executive Officer

917-289-2776

ir@dmaq-spac.com

TruGolf, Inc.

Brenner Adams, Chief Growth Officer

801-298-1997

trug@trugolf.com